# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AutoNation, Inc., CIK 0000350698
CUSIP: 05329W102
Title of class of securities: Class A common stock, par value $0.01 per share
Address of issuer's principal executive offices: 200 SW 1st Ave, Suite 1600, Fort Lauderdale, Florida (FL), 33301
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001553733

## Reporting persons
- Brave Warrior Advisors, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 1,926,427; shared voting power 0; sole dispositive power 1,926,427; shared dispositive power 0; aggregate amount beneficially owned 1,926,427 (5.83% of the class)

## Item 1. Issuer
Name of issuer: AutoNation, Inc.
Address of issuer's principal executive offices: 200 SW 1st Ave, Fort Lauderdale, FLORIDA , 33301

## Item 2. Person Filing
Name of person filing: Brave Warrior Advisors, LLC
Address of principal business office or, if none, residence: 12 East 49th Street, New York, NY 10017
Citizenship: Delaware, United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 1,926,427
Percent of class: 5.83%
Sole power to vote or to direct the vote: 1,926,427
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,926,427
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Brave Warrior Advisors, LLC: Donna Martel-Downing, Donna Martel-Downing / Chief Compliance Officer (10/02/2026)